CUSIP NO. 002457109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AXM PHARMA INC.

(NAME OF ISSUER)

COMMON

(TITLE OF CLASS OF SECURITIES)

002457109

(CUSIP NUMBER)

PETER W. CUNNINGHAM
AXM PHARMA, INC.
4695 MACARTHUR COURT, 11TH FLOOR
NEWPORT BEACH, CALIFORNIA 92660
(949) 798-5587

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
AND COMMUNICATIONS)

DECEMBER 31, 2003

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO
REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING
THIS SCHEDULE BECAUSE OF (S)(S)240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), CHECK
THE FOLLOWING BOX [_].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE(S)240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

SCHEDULE 13D

CUSIP No. 002457109

1	NAMES OF REPORTING PERSONS Wang Wei Shi

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_]
(b) [_]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples Republic of China

NUMBER OF SHARES	7	SOLE VOTING POWER 3,117,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,910,000 Common
EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 3,117,000 Common
	10	SHARED DISPOSITIVE POWER 2,910,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,027,000 Common

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1% of Common (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13D
CUSIP No. 002457109

Item 1. Security and Issuer.
This Schedule relates to shares of Common Stock of AXM PHARMA, INC. ("AXMA"). AXMA's principal executive offices are located at 4695 MacCarthur Court, 11th Floor, Newport Beach, CA 92660.

Item 2. Identity and Background.
Wang Wei Shi is the Chairman of AXMA. Ms. Wang's business address is 46 Wen An Road, Building 4, 5th Floor, Shenyang City, Liaonig Province, Peoples Republic of China. During the last five years, Ms. Wang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Wang is a citizen of the Peoples Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.
The shares of AXMA Common Stock held by the Individual reported in this Schedule were acquired upon the exchange of shares of common stock of Werke Pharmaceuticals, Inc. ("WERKE") held by Ms. Wang for shares of AXMA's common stock in connection with AXMA's reverse acquisition of WERKE on March 14, 2003 (the "Share Exchange").

Item 4. Purpose of Transaction.
Ms. Wang, together with the other shareholders of Werke, exchanged her shares of Werke on March 14, 2003, for shares Wickliffe International Corporation, a U.S. publicly traded company, in order to bring Werke public through a reverse acquisition.

Item 5. Interest in Securities of the Issuer.
For purposes of Rule 13d-3, Ms. Wang is the beneficial owner of 6,027,000 shares of Common Stock. Such shares represent approximately 34.76% of AXMA's voting Stock based upon 13,728,347 shares of AXMA Common Stock and 3,610,000 Shares of Preferred Stock outstanding on January 2, 2004. Of the shares she beneficially owns, Ms. Wang has sole voting and power of disposition over 3,117,000 shares of Common Stock. Members of her immediate family also owned 2,910,000 shares of Common Stock. For purposes of Rule 13d-3, Except as described in Items 3 and 4 above, Ms. Wang has not engaged in any other transactions with respect to these shares in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7. Material to be filed as Exhibits.
EXHIBIT NO. DESCRIPTION

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 2, 2004	/s/ Wang Wei Shi Wang Wei Shi